Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Year Ended December 31,
	2013	2012	2011	2010	2009
EARNINGS:
Income (loss) from continuing operations before provision (benefit) for incomes taxes	$149,579	$25,056	$78,263	$139,608	$84,773
Share of distributed income of equity method investments (net of equity method income or loss)	4,739	13,122	24,544	1,482	13,699
Fixed charges	180,880	173,352	145,981	137,297	123,571

Total earnings	$335,198	$211,530	$248,788	$278,387	$222,043

FIXED CHARGES:
Interest expense (1)	$176,557	$168,798	$139,843	$131,192	117,367
Interest portion of rental expense	4,323	4,554	6,138	6,105	6,204

Total fixed charges	$180,880	$173,352	$145,981	$137,297	$123,571

Ratio of earnings to fixed charges	1.9	1.2	1.7	2.0	1.8

(1)	Amortization of debt issuance costs is included in interest expense.